UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): January 31, 2022

Landa App LLC

(Exact name of issuer as specified in its charter)

Delaware	85-1099443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 W. 18th Street

New York, NY 10011

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	Landa App LLC - 7349 Exeter Court Riverdale GA LLC
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	Landa App LLC – 8645 Embrey Drive Jonesboro GA LLC
Landa App LLC - 1741 Park Lane Griffin GA LLC	Landa App LLC - 8780 Churchill Place Jonesboro GA LLC
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8796 Parliament Place Jonesboro GA LLC
Landa App LLC – 1712 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8641 Ashley Way Douglasville GA LLC
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8651 Ashley Way Douglasville GA LLC
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	Landa App LLC - 8652 Ashley Way Douglasville GA LLC
Landa App LLC - 4267 High Park Lane East Point GA LLC	Landa App LLC - 8653 Ashley Way Douglasville GA LLC
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	Landa App LLC - 8654 Ashley Way Douglasville GA LLC
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
Landa App LLC - 9439 Lakeview Road Union City GA LLC	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	Landa App LLC - 8662 Ashley Way Douglasville GA LLC
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	Landa App LLC - 8668 Ashley Way Douglasville GA LLC
Landa App LLC - 1910 Grove Way Hampton GA LLC	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
Landa App LLC - 593 Country Lane Jonesboro GA LLC	Landa App LLC - 8674 Ashley Way Douglasville GA LLC
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	Landa App LLC - 8675 Ashley Way Douglasville GA LLC
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	Landa App LLC - 8678 Ashley Way Douglasville GA LLC
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	Landa App LLC - 8679 Ashley Way Douglasville GA LLC
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	Landa App LLC - 8683 Ashley Way Douglasville GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On January 31, 2022, the following series of Landa App LLC entered into a lease agreement (each, a “Lease Agreement”) with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	1703 Summerwoods Lane Griffin GA, 30224	February 1, 2022	$997.50	January 31, 2023
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	8651 Ashley Way, Douglasville, GA 30134	February 1, 2022	$1,050.00	January 31, 2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the applicable Lease Agreements and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreements, each of which are filed as Exhibits 6.1 and 6.2 to this report.

Item 9. Other Events

Distribution Declaration

On January 31, 2022, Landa Holdings, Inc., as manager (the “Manager”) to each of the following series (each a “Series” and collectively the “Series”) of Landa App LLC (the “Company”), declared a cash distribution (the “Distribution”) for such Series for the period between January 1, 2022 to January 31, 2022 (the “Distribution Period”), in the amount set forth in the table below. The Distribution is scheduled to be paid to the holders of membership interests in a Series (“Shares”) on or before February 15, 2022.

For Shares purchased during the Distribution Period, holders of such Shares will be eligible to receive distributions calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such Holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share(3)
Landa App LLC - 1394 Oakview Circle Forest Park GA LLC	$370.21	$0.037021
Landa App LLC - 1701 Summerwoods Lane Griffin GA LLC	$422.77	$0.042277
Landa App LLC - 1741 Park Lane Griffin GA LLC	$219.76	$0.021976
Landa App LLC - 1703 Summerwoods Lane Griffin GA LLC	$263.82	$0.026382
Landa App LLC – 1712 Summerwoods Lane Griffin GA LLC	$278.82	$0.027882
Landa App LLC - 1743 Summerwoods Lane Griffin GA LLC	$285.07	$0.028507
Landa App LLC - 1750 Summerwoods Lane Griffin GA LLC	$200.07	$0.020007
Landa App LLC - 4267 High Park Lane East Point GA LLC(1)	$252.86	$0.025286
Landa App LLC - 4474 Highwood Park Drive East Point GA LLC	$227.94	$0.022794
Landa App LLC - 8569 Creekwood Way Jonesboro GA LLC(1)	$321.37	$0.032137
Landa App LLC - 9439 Lakeview Road Union City GA LLC	$215.99	$0.021599
Landa App LLC - 10167 Port Royal Court Jonesboro GA LLC	$396.00	$0.039600
Landa App LLC - 1246 Elgin Way Riverdale GA LLC	$393.32	$0.039332
Landa App LLC - 1910 Grove Way Hampton GA LLC	$442.64	$0.044264
Landa App LLC - 593 Country Lane Jonesboro GA LLC	$355.07	$0.035507
Landa App LLC - 6436 Stone Terrace Morrow GA LLC	$353.24	$0.035324
Landa App LLC - 6440 Woodstone Terrace Morrow GA LLC	$431.82	$0.043182
Landa App LLC - 6848 Sandy Creek Drive Riverdale GA LLC	$448.62	$0.044862
Landa App LLC - 687 Utoy Court Jonesboro GA LLC	$361.22	$0.036122
Landa App LLC - 729 Winter Lane Jonesboro GA LLC	$412.54	$0.041254
Landa App LLC - 7349 Exeter Court Riverdale GA LLC	$443.86	$0.044386
Landa App LLC – 8645 Embrey Drive Jonesboro GA LLC	$439.82	$0.043982
Landa App LLC - 8780 Churchill Place Jonesboro GA LLC(2)	$0	$0
Landa App LLC - 8796 Parliament Place Jonesboro GA LLC	$414.59	$0.041459
Landa App LLC - 8641 Ashley Way Douglasville GA LLC	$309.43	$0.030943
Landa App LLC - 8651 Ashley Way Douglasville GA LLC	$243.55	$0.024355
Landa App LLC - 8652 Ashley Way Douglasville GA LLC	$359.27	$0.035927
Landa App LLC - 8653 Ashley Way Douglasville GA LLC	$399.50	$0.039950
Landa App LLC - 8654 Ashley Way Douglasville GA LLC	$413.36	$0.041336
Landa App LLC - 8655 Ashley Way Douglasville GA LLC	$406.57	$0.040657
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	$321.37	$0.032137
Landa App LLC - 8662 Ashley Way Douglasville GA LLC	$369.99	$0.036999
Landa App LLC - 8668 Ashley Way Douglasville GA LLC	$330.52	$0.033052
Landa App LLC - 8670 Ashley Way Douglasville GA LLC	$341.59	$0.034159
Landa App LLC - 8674 Ashley Way Douglasville GA LLC(1)	$462.06	$0.046206
Landa App LLC - 8675 Ashley Way Douglasville GA LLC	$344.42	$0.034442
Landa App LLC - 8677 Ashley Way Douglasville GA LLC	$455.27	$0.045527
Landa App LLC - 8678 Ashley Way Douglasville GA LLC	$228.01	$0.022801
Landa App LLC - 8679 Ashley Way Douglasville GA LLC	$357.87	$0.035787
Landa App LLC - 8683 Ashley Way Douglasville GA LLC	$385.78	$0.038578

(1)	The tenant occupying this Property has not paid their rent for the month of January. The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in our Offering Circular available on the SEC’s website dated January 7, 2022 (the “Offering Circular”)) to pay holders of this Series’ Share a Distribution.
(2)	The tenant occupying this Property has not paid their rent for the month of January. The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series’ Shares for this Distribution Period.
(3)	Each Share represents a 1/10,000th interest in the Distribution.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular. Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

Safe Harbor Statement

The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each Series and the Landa Mobile App (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager, each Series and the Landa Mobile App will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties (some of which, including the impact of the COVID-19 coronavirus, are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

EXHIBITS

The following exhibits are filed herewith:

Exhibit No.	Description
6.1	Lease Agreement for 1703 Summerwoods Lane Griffin GA, 30224
6.2	Lease Agreement for 8651 Ashley Way, Douglasville, GA 30134

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2022

LANDA APP LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President